Securities and Exchange Commission
                      Washington, DC  20549

                           Form 12b-25

                 Commission File Number: 0-21555


                   NOTIFICATION OF LATE FILING
                           (Check One)

[   ] Form 10-K and Form 10-KSB   [   ] Form 20-F   [   ] Form 11-K
       [ X ] Form 10-Q and Form 10-QSB   [   ]  Form N-SAR


             For the Quarter Ended December 31, 2003

Part I - Registrant Information

     Full Name of Registrant: AMASYS Corporation
     Address of Principal Executive Office (Street and Number):
        625 N. Washington St. Ste 301
     City, State and Zip Code: Alexandria, Virginia  22314

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part
       III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     The Company has recently retained new independent auditors.
The auditors have not had sufficient time to complete their review of the Company's financial statements for the quarter ended December 31, 2003.

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Part IV - Other Information

     (1) name and telephone number of person to contact in regard to this notification:

C.W. Gilluly             (703)           797-8026
(Name)                   (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X]  Yes       [  ]  No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X ]  Yes      [   ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has recently retained new independent auditors.
The auditors have not had sufficient time to complete their review of the Company's financial statements for the quarter ended December 31, 2003.




                       AMASYS Corporation
        (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 17, 2004  By: /S/ C.W. GILLULY
                             C.W. Gilluly, President and
                             Chief Executive Officer


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